UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MI Developments Inc.

(Name of Issuer)

Class A Subordinate Voting Shares

(Title of Class of Securities)

55304X104

(CUSIP Number)

Terry R. Otton

RS Investment Management Co. LLC

388 Market Street, Suite 1700

San Francisco, CA  94111

(415) 591-2700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55304X104

1.	Names of Reporting Persons The Guardian Life Insurance Company of America

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,130,460

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,130,460

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,130,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) IC, HC

CUSIP No. 55304X104

1.	Names of Reporting Persons Guardian Investor Services LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,130,460

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,130,460

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,130,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) IA, BD, HC

CUSIP No. 55304X104

1.	Names of Reporting Persons RS Investment Management Co. LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,130,460

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,130,460

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,130,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) IA

Item 1.    Security and Issuer

This statement relates to Class A Subordinate Voting Shares (the “Class A Shares”) of MI Developments, Inc. (the “Company”).  The Company’s principal offices are located at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

Item 2.    Identity And Background

Set forth below with respect to The Guardian Life Insurance Company of America, Guardian Investor Services LLC, and RS Investment Management Co. LLC is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; (e) control persons; and (f) and (g) other information required by Item 2.

(a)           This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Guardian Life Insurance Company of America

Guardian Investor Services LLC

RS Investment Management Co. LLC

By virtue of the Support Agreement (as described below), if the Reporting Persons were deemed to be members of a group with 2167951 Ontario Inc., an entity indirectly controlled by the Stronach Trust or its affiliates, the Reporting Persons could be deemed to have become owners of the Class A Shares or Class B Voting Shares beneficially owned by such entities. To the extent 2067951 Ontario Inc., the Stronach Trust or their affiliates consider themselves a group with the Reporting Persons, such entities are responsible solely for the information contained in their separate filings on Schedule 13D. See Item 5 for additional information regarding the Class A Shares or Class B Voting Shares which such entities may be deemed to beneficially own.

(b)           The address of the principal business office of (i) The Guardian Life Insurance Company of America and Guardian Investor Services LLC is 7 Hanover Square, New York, NY  10004, and (ii) RS Investment Management Co. LLC is 388 Market Street, Suite 1700, San Francisco, CA  94111.

(c)           The Guardian Life Insurance Company of America is an insurance company and the parent company of Guardian Investor Services LLC and the indirect parent company of RS Investment Management Co. LLC.  Guardian Investor Services LLC is a registered investment adviser, a registered broker-dealer, and the parent company of RS Investment Management Co. LLC.  RS Investment Management Co. LLC is a registered investment adviser.

(d)           The Guardian Life Insurance Company of America is a New York mutual insurance company.  Guardian Investor Services LLC and RS Investment Management Co. LLC are Delaware limited liability companies.

(e)           The officers and directors of the Reporting Persons (“Control Persons”) are listed on Annex 1 to this Schedule 13D.

(f)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(g)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On October 6, 2004, certain affiliates of RS Investment Management Co. LLC, including its predecessor in investment advisory activities, entered into settlement agreements with the Securities and Exchange Commission (the “SEC”) and the Office of the New York State Attorney General (the

“NYAG”).  In the settlement with the SEC, the affiliates consented to the entry of an order by the SEC instituting and settling administrative and cease-and-desist proceedings against them.  A copy of the SEC order is available on the SEC’s Web site at www.sec.gov , and a copy of the settlement agreement with the NYAG is available on the NYAG’s Web site at www.oag.state.ny.us .

Set forth on Annex 1 to this Schedule D with respect to each Control Person is the following information: (a) name; (b) business address; (c) principal occupation; (d) citizenship; and (e) and (f) other information required by Item 2.

Item 3.    Source of Funds

RS Investment Management Co. LLC is a registered investment adviser that purchases securities, including the Class A Shares, for its clients using client funds.

Item 4.    Purpose Of The Transaction

As disclosed by the Company in its Form 6-K filed with the Securities and Exchange Commission on March 31, 2008 (the “6-K”), the Company received a reorganization proposal on the date hereof which, if effected, would result in, among other things, the transfer of the Company’s real estate business to a new company which following completion of the reorganization would be owned approximately 80% by the existing Class A and Class B shareholders of the Company, 10% by a company controlled by the Stronach Trust (“Stronach Trust”) and 10% by Magna International Inc. (the “Transaction”). As part of such Transaction, each of the Company’s Class A Shares would be exchanged for US$15.50 in cash and certain securities of a new Canadian publicly-traded company (the “Transaction Consideration”).

In connection with the proposed reorganization, on March 31, 2008, certain of the Reporting Persons, as holders of the Company’s Class A Shares reported herein, entered into a Support Agreement (the “Support Agreement”) with 2167951 Ontario Inc., a new Ontario corporation formed for the purpose of participating in the Transaction and controlled indirectly by Stronach Trust. Pursuant to the Support Agreement and subject to the terms and conditions thereof, certain of the Reporting Persons agreed, among other things, (i) to vote (or cause to be voted) all Class A Shares of the Company owned or controlled by such persons in favor of the Transaction, (ii) except under certain circumstances, not to sell or otherwise transfer any of its Class A Shares or undertake certain actions that would prevent such persons from carrying out its obligations under the Support Agreement, and (iii) to execute and deliver a proxy to the Company in respect of a meeting of shareholders called to approve the Transaction as contemplated by the Support Agreement.

Pursuant to the Support Agreement and subject to the terms and conditions thereof, the Reporting Persons who are a party to the Support Agreement have the right to terminate their obligations under the Support Agreement under certain conditions, including but not limited to (i) the Company’s Board of Directors not calling a meeting of Company shareholders to approve the Transaction by May 30, 2008, (ii) the terms of the Transaction changing from those contained in the term sheet attached to the Support Agreement in a manner that is adverse to the Reporting Persons or any other shareholder that is a signatory to the Support Agreement in a material respect and (iii) such Reporting Persons, acting reasonably, determining that the definitive documents do not reflect the terms contemplated in the term sheet attached to the Support Agreement or are not customary for a transaction of this nature in a manner that is materially adverse to such Reporting Persons.

The Company has informed the Reporting Persons that the shareholders listed on Schedule A to the Support Agreement constitute all of the shareholders that, as of March 31, 2008, have executed either the Support Agreement or a support agreement with terms similar to those of the Support Agreement. The Reporting Persons do not intend to update this Schedule 13D to reflect that they have learned that other shareholder(s) will or will not execute the Support Agreement or a similar support agreement.

This summary of the Support Agreement is qualified in its entirety by the full terms and conditions of the Support Agreement attached as Exhibit 2 to this Schedule 13D, which exhibit is incorporated by reference herein.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Class A Shares, each Reporting Person at any time and from time to time may acquire additional Class A Shares or, subject to the terms of the Support Agreement, dispose of any or all of its Class A Shares depending upon an ongoing evaluation of the investment in the Class A Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Class A Shares which it may hold at any point in time.

Also, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more potential participants in the Transaction regarding the Company, including but not limited to its operations and the proposed Transaction.

Item 5.    Interest In Securities Of The Issuer

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the Class A Shares outstanding as reported by the Company in its Form 40-F for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on March 28, 2008.

(c)	The following is a list of transactions by RS Investment Management Co. LLC on behalf of its clients in the last 60 days:

DATE	SHARES	NET TRADE	TYPE
02/14/08	3300	78224	open mkt purch
02/07/08	500	12010	open mkt sale
02/08/08	2400	57620	open mkt sale
02/11/08	200	4801	open mkt sale
02/12/08	700	16764	open mkt sale
02/13/08	3870	92648	open mkt sale
02/07/08	200	4804	open mkt sale
02/08/08	40	960	open mkt sale
02/08/08	660	15846	open mkt sale
02/11/08	100	2400	open mkt sale
02/12/08	40	958	open mkt sale
02/12/08	160	3832	open mkt sale
02/13/08	40	958	open mkt sale
02/13/08	600	14364	open mkt sale
02/13/08	400	9576	open mkt sale
02/07/08	150	3603	open mkt sale
02/07/08	50	1201	open mkt sale
02/08/08	700	16806	open mkt sale
02/11/08	100	2400	open mkt sale
02/12/08	50	1197	open mkt sale
02/12/08	150	3592	open mkt sale
02/13/08	50	1197	open mkt sale

02/13/08	600	14364	open mkt sale
02/13/08	400	9576	open mkt sale
02/07/08	500	12010	open mkt sale
02/08/08	3003	72098	open mkt sale
02/11/08	300	7201	open mkt sale
02/12/08	900	21554	open mkt sale
02/13/08	3697	88506	open mkt sale
02/13/08	700	16758	open mkt sale
02/07/08	300	7206	open mkt sale
02/08/08	1400	33612	open mkt sale
02/11/08	100	2400	open mkt sale
02/12/08	400	9579	open mkt sale
02/13/08	1100	26334	open mkt sale
02/13/08	1049	25113	open mkt sale
02/07/08	500	12010	open mkt sale
02/08/08	2100	50418	open mkt sale
02/11/08	200	4801	open mkt sale
02/12/08	600	14369	open mkt sale
02/13/08	3300	79002	open mkt sale
02/13/08	50	1197	open mkt sale

(d)

RS Investment Management Co. LLC, on behalf of its clients, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Class A Shares as reported herein.

(e)	Not applicable.

The Class A Shares reported hereby for RS Investment Management Co. LLC are owned directly by its clients (the “RS Clients”).  RS Investment Management Co. LLC, as investment adviser to the RS Clients, may be deemed to be the beneficial owner of all such Class A Shares owned by the RS Clients. Guardian Investor Services LLC, as the parent company of RS Investment Management Co. LLC, may be deemed to be the beneficial owner of all such Class A Shares owned by the RS Clients. The Guardian Life Insurance Company of America, as the parent company of Guardian Investor Services LLC and the indirect parent company of RS Investment Management Co. LLC, may be deemed to be the beneficial owner of all such Class A Shares owned by the RS Clients. Each of The Guardian Life Insurance Company of America, Guardian Investor Services LLC, and RS Investment Management Co. LLC hereby disclaims any beneficial ownership of any such Class A Shares.

In addition, if by virtue of the Support Agreement the Reporting Persons were deemed to be a group with 2167951 Ontario Inc., Stronach Trust or their affiliates within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, the Reporting Persons would be deemed to beneficially own the Class A Shares or Class B Voting Shares owned by such entities. Based on publicly available information, the Reporting Persons believe the Stronach Trust beneficially owns approximately 363,414 Class B Voting Shares and that the Stronach Trust, Frank Stronach and their affiliates or associates may beneficially own certain other Class A Shares or Class B Voting Shares. The Reporting Persons have no financial interest in, and no voting or dispositive power with respect to, any securities beneficially owned by such entities, and disclaim beneficial ownership over any securities beneficially owned by such entities.

Item 6.    Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Except for the Support Agreement and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.    Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. There is filed herewith as Exhibit 2 the Support Agreement.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2008

THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA

By:	/s/ Thomas G. Sorell
Thomas G. Sorell
Executive Vice President and Chief Investment Officer

GUARDIAN INVESTOR SERVICES LLC

By:	/s/ Thomas G. Sorell
Thomas G. Sorell
Executive Vice President and Chief Investment Officer

RS INVESTMENT MANAGEMENT CO. LLC

By:	/s/ Terry R. Otton
Terry R. Otton
Chief Executive Officer

ANNEX 1

to

SCHEDULE 13D

Set forth below with respect to each Control Person is the following information: (a) name; (b) business address; (c) principal occupation; (d) citizenship; and (e) and (f) other information required by Item 2.

THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA

(a)           The officers and directors of The Guardian Life Insurance Company of America are as follows:  Robert E. Broatch (EVP and CFO); Joseph A. Caruso (EVP and Corporate Secretary); Armand M. de Palo (EVP and Corporate Actuary); Gary B. Lenderink (EVP, Risk Management Products); Dennis J. Manning (President, CEO, and Director); Margaret A. Skinner (EVP, Individual Products Distribution); Thomas G. Sorell (EVP and CIO); Rone Baldwin (EVP, Group Insurance); D. Scott Dolfi (EVP, Retirement Products and Services); Lloyd E. Campbell (Director); John B. Caswell (Director); Richard E. Cavanaugh (Director); Kay Knight Clarke (Director); James E. Daley (Director); Deborah L. Duncan

(Director); Leo R. Futia (Director); Paul B. Guenther (Director); James A. Kennedy (Director); Joseph D. Sargent (Director); Eric K. Shinseki (Director); John A. Somers (Director); and Donald C. Waite, III (Director) (the “GLICOA Control Persons”).

(b)           The business address of each of the GLICOA Control Persons is 7 Hanover Square, New York, NY  10004.

(c)           Robert E. Broatch (EVP and CFO), Joseph A. Caruso (EVP and Corporate Secretary), Armand M. de Palo (EVP and Corporate Actuary), Gary B. Lenderink (EVP Risk Management Products), Dennis J. Manning (President, CEO, and Director), Margaret A. Skinner (EVP, Individual Products Distribution), Thomas G. Sorell (EVP and CIO), Rone Baldwin (EVP, Group Insurance), D. Scott Dolfi (EVP, Retirement Products and Services), James E. Daley (Director); Leo R. Futia (Director), Paul B. Guenther (Director), James A. Kennedy (Director), Joseph D. Sargent (Director), Eric K. Shinseki (Director), and John A. Somers (Director) are employed by or can be reached c/o The Guardian Life Insurance Company of America at 7 Hanover Square, New York, NY  10004.  Lloyd E. Campbell is a Managing Director Rothschild at 1251 Avenue of the Americas, New York, NY 10020.  John B. Caswell is President and CEO of The Omnia Group, Inc. at 601 South Boulevard, Tampa, FL 33606.  Richard E. Cavanaugh is a Professor Harvard University in Cambridge, MA.  Kay Knight Clarke is President of Templeton, Ltd. at 89 River Road, East Haddam, CT 06423.  Deborah L. Duncan is EVP and CFO of Fremont Group at 199 Fremont Street, San Francisco, CA 94105. Donald C. Waite, III is an Adjunct Professor at Columbia University at 2960 Broadway, New York, NY 10027.

(d)           Each of the GLICOA Control Persons is a U.S. citizen.

(e)           None of the GLICOA Control Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)           None of the GLICOA Control Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

GUARDIAN INVESTOR SERVICES LLC

(a)           Guardian Investor Services LLC is 100%-owned by The Guardian Life Insurance Company of America.  The officers and directors of Guardian Investor Services LLC are as follows:  Robert E. Broatch (Director); Joseph A. Caruso (Director); Armand M. de Palo (Director); Gary B. Lenderink (Director); Dennis J. Manning (Director); Margaret A. Skinner (President); Thomas G. Sorell (EVP and CIO), and Donald P. Sullivan, Jr. (EVP, Broker-Dealer, Equity Administration) (the “GIS Control Persons”).

(b)           The business address of each of the GIS Control Persons is 7 Hanover Square, New York, NY  10004.

(c)           Each of the GIS Control Persons is employed by The Guardian Life Insurance Company of America at 7 Hanover Square, New York, NY  10004 (see information regarding GLICOA Control Persons above).

(d)           Each of the GIS Control Persons is a U.S. citizen.

(e)           None of the GIS Control Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)           None of the GIS Control Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

RS INVESTMENT MANAGEMENT CO. LLC

(a)           Guardian Investor Services LLC (which is 100%-owned by The Guardian Life Insurance Company of America) is the majority owner of RS Investment Management Co. LLC.  The officers and directors of RS Investment Management Co. LLC are as follows:  George R. Hecht (Director); Terry R. Otton (CEO and Director); Dennis J. Manning (Chairman); Robert E. Broatch (Director); Thomas G. Sorell (Director); Margaret W. Skinner (Director); Paul B. Guenther (Director); Michael G. McCaffery (Director); James E. Klescewski (CFO); Benjamin L. Douglas (General Counsel); and John J. Sanders, Jr. (Chief Compliance Officer) (the “RS Control Persons”).

(b)           The business address of each of the RS Control Persons is 388 Market Street, Suite 1700, San Francisco, CA 94111.

(c)           Dennis J. Manning, Robert E. Broatch, Thomas G. Sorell, and Margaret W. Skinner are employed by the The Guardian Life Insurance Company of America at 7 Hanover Square, New York, NY 10004 (see information regarding GLICOA Control Persons above).  Terry R. Otton (CEO and Director), James E. Klescewski (CFO), Benjamin L. Douglas (General Counsel), John J. Sanders, Jr. (Chief Compliance Officer), George R. Hecht (Director), and Paul B. Guenther (Director) are employed by or can be reached c/o RS Investment Management Co. LLC at 388 Market Street, Suite 1700, San Francisco, CA 94111. Michael G. McCaffery is the CEO of Makena Capital Management at 2500 Sand Hill Road, Suite 205, Menlo Park, CA  94025

(d)           Each of the RS Control Persons is a U.S. citizen.

(e)           None of the RS Control Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)           None of the RS Control Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXHIBIT 1

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: April 10, 2008

THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA

By:	/s/ Thomas G. Sorell
Thomas G. Sorell
Executive Vice President and Chief Investment Officer

GUARDIAN INVESTOR SERVICES LLC

By:	/s/ Thomas G. Sorell
Thomas G. Sorell
Executive Vice President and Chief Investment Officer

RS INVESTMENT MANAGEMENT CO. LLC

By:	/s/ Terry R. Otton
Terry R. Otton
Chief Executive Officer

EXHIBIT 2

to

SCHEDULE 13D

SUPPORT AGREEMENT

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are acknowledged, the shareholders (the “Shareholders”) of MI Developments Inc. (the “Company”) listed in the attached Schedule A, and such other direct or indirect shareholders of the Company who may execute a counterpart of this Agreement, agree as follows with respect to a plan of arrangement (the “Transaction”) substantially on the terms and subject to the conditions set out in the attached Schedule B. For this purpose, each of the Shareholders further agrees as follows with respect to itself:

1.

2167951 Ontario Inc. (“Investco”) will propose the Transaction to the board of directors (the “Board”) of the Company and request that the Board take all action required to implement the Transaction as soon as reasonably practicable in accordance with all applicable legal and regulatory requirements.

2.

Each Shareholder agrees to vote (or cause to be voted) all Class A Subordinate Voting Shares and Class B Shares of the Company (the “Shares”) owned or controlled by that Shareholder in favour of the Transaction.

3.

Each Shareholder confirms that it owns or controls the class and number of Shares set out below its signature on the counterpart executed by it and has the authority to vote or direct the voting of such Shares as contemplated by this Agreement.

4.

For so long as this Agreement remains in effect, as to each Shareholder, each Shareholder shall not sell or otherwise transfer any Shares or take any other action that would prevent it from carrying out its obligations under this Agreement except that the Shareholder may sell or otherwise transfer all or part of the Shares to a person, corporation or entity that agrees to be bound by the terms hereof and executes a counterpart to this Agreement.

5.	Each Shareholder has the right to terminate its obligations under this Agreement by giving notice to the Company if:

(a)	the terms of the Transaction are changed from those set out in Schedule B in a manner that is adverse to that Shareholder or to all Shareholders in a material respect;

(b)

the Shareholder, acting reasonably, determines that the definitive documents do not reflect the terms contemplated in the Term Sheet or are not customary for a transaction of this nature in a manner that is materially adverse to the Shareholder;

(c)	the Board has not called a meeting of shareholders of the Company to approve the Transaction by May 30, 2008;

(d)	the meeting of shareholders of the Company to approve the Transaction has occurred;

(e)	less than 30% of all outstanding Class A Subordinate Voting Shares remain subject to this Agreement; or

(f)	the Transaction has not been completed by July 30, 2008.

Investco agrees to promptly notify each Shareholder if it becomes aware of the occurrence of any of the foregoing events except for the event referred to in (d) above.

6.

Each Shareholder confirms that it has been a long-time investor in the Company and has sufficient knowledge of and access to information concerning the Company and its Shares to decide to enter into this Agreement. Each Shareholder further confirms that any factors peculiar to that Shareholder, including non-financial factors, that were considered relevant by that Shareholder in assessing the terms of the Transaction did not have the effect of reducing the consideration that otherwise would have been considered acceptable by that Shareholder. Nothing in this paragraph shall be construed as meaning or implying that the Shareholder possesses any undisclosed information relating to the Company.

7.	Each Shareholder agrees to execute and deliver a proxy to the Company in respect of the meeting of shareholders called to approved the Transaction as contemplated by this Agreement.

8.

This Agreement is an agreement between each Shareholder and Investco, and no Shareholder has an agreement with any other Shareholder and no Shareholder may enforce this Agreement against any other Shareholder. Only Investco may enforce this Agreement against a Shareholder. There are no third party beneficiaries of this Agreement. Each Shareholder confirms that in negotiating and executing this Agreement it did not intend and did not become a “group” (as defined in Rule 13d of the Securities Exchange Act) with any other Shareholder with respect to the matters contemplated herein. This Agreement may not be amended as to any Shareholder without its consent in writing.

This Agreement shall be governed by the laws of the Province of Ontario and shall take effect upon the execution and delivery of this Agreement or a counterpart hereof by each of the Shareholders listed in Schedule A.

DATED the 30th day of March, 2008.

Richard B. Fried
(Print Name of Shareholder)

/s/ Richard B. Fried
(Signature of Shareholder or Authorized Signatory)

Managing Member
(Print Name and Title)

3,361,600
(Number of Class A Subordinate Voting Shares Held)

0
(Number of Class B Shares Held)

(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

SCHEDULE A

SUPPORTING SHAREHOLDERS

Cliffwood Partners LLC

Donald Smith & Co., Inc.

Farallon Capital Management, L.L.C.

Mackenzie Financial Corporation

Mackenzie Cundill

RS Investment Management Co. LLC

445327 Ontario Limited

Fair Enterprise Limited

Deferred Profit Sharing Plan for Canadian Employees of Magna International Inc.

Deferred Profit Sharing Plan for US Employees of Magna International Inc.

865714 Ontario Inc.

MIC Trust

Donald Walker

SCHEDULE B

TERM SHEET